August 28, 2024

Eric Weisblum
Chief Executive Officer
Silo Pharma, Inc.
677 N. Washington Boulevard
Sarasota, Florida 34236

       Re: Silo Pharma, Inc.
           Registration Statement on Form S-1
           Filed August 21, 2024
           File No. 333-281692
Dear Eric Weisblum:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Richard Friedman, Esq.